Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-34282) on Form S-8 of Hasbro, Inc. of our report dated June 28, 2024, with respect to the statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan as of December 31, 2023 and 2022, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) of the Hasbro, Inc. Retirement Savings Plan.

/s/ KPMG LLP

Providence, Rhode Island
June 28, 2024